UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy
L-1855, Luxembourg
Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. 2021 Employee Share Purchase Pla

General

On March 1, 2021, the Board of Directors (the “Board”) of Globant S.A. (the “Company”) approved the Globant S.A. 2021 Employee Share Purchase Plan (the “ESPP”), with effect as of March 1, 2021.   The purpose of the ESPP is to advance the interests of the Company and its shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares, nominal value of $1.20 per share (the “Common Shares”).

The ESPP is comprised of the Section 423 Plan and the Non-423 Plan. The Company intends that the Section 423 Plan qualify as an “employee stock purchase plan” under Section 423 of the Code (including any amendments or replacements of such section), and the Section 423 Plan shall be so construed. Notwithstanding the Board’s approval of the ESPP, the Section 423 Plan is subject to shareholder approval and no offering period shall commence under the 423 Plan until shareholder approval has occurred at the annual general meeting of shareholders that shall consider the approval of the financial statements of the Company as of and for the year ended December 31, 2020. The Non-423 Plan, which is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, is intended to provide eligible employees employed by non-U.S. subsidiaries with an opportunity to purchase Common Shares pursuant to the terms and conditions of the ESPP but not necessarily in compliance with the requirements of Section 423 of the Code.

The following discussion is qualified in its entirety by the text of the ESPP, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Common Shares Subject to the ESPP

Subject to adjustment as provided below, the maximum aggregate number of Common Shares that may be issued under the ESPP shall be 100,000 Common Shares (the “Initial Total Share Pool”), of which 30,000 Common Shares (the “Initial 423 Pool”) shall be the maximum aggregate number of shares of Stock that may be issued under the Section 423 Plan. Common Shares issued under the ESPP shall consist of Common Shares held in treasury, authorized but unissued or reacquired Common Shares, or any combination thereof.

Subject to adjustment as provided in the ESPP, the maximum aggregate number of Common Shares that may be issued under the Plan as set forth in the previous paragraph shall be cumulatively increased on a pro rata basis, such that the ratio of the Initial Total Share Pool and the Initial 423 Pool remains unchanged, automatically on January 1, 2022 and on each subsequent January 1, through and including January 1, 2031, by a number of Common Shares (the “Annual Increase”) equal to the smallest of (a) 0.005 (0.5%) of the number of Common Shares issued and outstanding on the immediately preceding December 31, (b) 200,000 Common Shares, or (c) an amount determined by the Board; such that the number of Common Shares that may be issued in any case under the ESPP shall not exceed 2,100,000 Common Shares, of which 630,000 shall be the maximum aggregate number that may be issued under the 423 Plan..

Appropriate adjustments will be made in the number and kind of shares subject to the Plan, any limit on the number of shares which may be purchased by any participant during an offering period or a purchase period, the number of shares subject to each purchase right, and in the purchase price to prevent dilution or enlargement of participants' rights in the event of a any change in the Company’s share capital effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the shareholders of the Company in a form other than Common Shares (excepting regular, periodic cash dividends) that has a material effect on the fair market value of the Common Shares. Common Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

Administration

The Compensation Committee will administer the ESPP and have full authority to interpret the terms of the ESPP. The Compensation Committee shall have the discretion to determine from time to time which subsidiaries shall be participating companies in the ESPP. The Compensation Committee shall designate from time to time those participating companies whose eligible employees may participate in the Section 423 Plan and those participating companies whose eligible employees may participate in the Non-423 Plan.

The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the ESPP.

Eligibility; Enrollment

Each employee of a participating company is eligible to participate in the ESPP except (a) with respect to the 423 Plan, any employee who is customarily employed by the participating company group for 20 hours or less per week or for not more than five months in any calendar year, and (b) that with respect to the Non-423 Plan, the Compensation Committee may determine that only certain categories of employees of a participating company may be eligible to participate in the ESPP, excluding all other employees of such participating company.  However, an employee may not be granted rights to purchase Common Shares under either the 423 Plan or the non-423 Plan if such employee, immediately after the grant, would own Common Shares or options to purchase Common Shares possessing 5.0% or more of the total combined voting power or value of all classes of our share capital.

Operation of the ESPP; Participant Contributions

The ESPP will typically be implemented through consecutive six-month offering periods. The Compensation Committee may establish additional or alternative offering periods, different durations for offering periods or different commencing or ending dates for offering periods; provided, however, that no offering period may have a duration exceeding 27 months. If the Committee shall so determine in its discretion, each offering period may consist of two or more consecutive purchase periods having such duration as the Compensation Committee shall specify, and the last day of each such purchase period shall be a purchase date. If the first or last day of an offering period or a purchase period is not a day on which the principal stock exchange or quotation system on which the Common Shares then listed is open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the offering period or purchase period.

The ESPP permits participants to purchase Common Shares through payroll deductions of up to 10.0%  of their eligible compensation, which includes regular base wages or salary, overtime payments, shift premiums and payments for paid time off, but exclusive of sign-on bonuses, annual or other incentive bonuses, commissions, profit-sharing distributions or other incentive-type payments, any contributions made by a participating company on the employee’s behalf to any employee benefit or welfare plan now or hereafter established (other than amounts deferred pursuant to Section 401(k) or Section 125 of the Code), payments in lieu of notice, payments pursuant to a severance agreement, termination pay, moving allowances, relocation payments, or any amounts directly or indirectly paid pursuant to the ESPP or any other share purchase, share option or other share-based compensation.

Notwithstanding the foregoing, where payroll deductions on behalf of participants who are citizens or residents of countries other than the United States (without regard to whether they are also citizens of the United States or resident aliens) are prohibited or made impracticable by applicable local law, the Compensation Committee may establish a separate offering (a “Non-United States Offering”) covering all eligible employees of one or more participating companies subject to such prohibition or restrictions on payroll deductions. The Non-United States Offering shall provide another method for payment of the purchase price with such terms and conditions as shall be administratively convenient and comply with applicable local law. On each purchase date of the offering period applicable to a Non-United States Offering, each participant who has not withdrawn from the ESPP and whose participation in such offering period has not otherwise terminated before such purchase date shall automatically acquire a number of whole shares of Stock determined in accordance with the applicable provisions of the ESPP to the extent of the total amount of the participant’s ESPP account balance accumulated during the offering period in accordance with the method established by the Compensation Committee and not previously applied toward the purchase of Common Shares. However, in no event shall the number of Common Shares purchased by a participant during such offering period exceed the number of Common Shares subject to the participant’s purchase right. The Company shall refund to a participant in a Non-United States Offering in accordance with the applicable provisions of the ESPP any excess purchase price payment received from such participant.

Purchase Price; Timing of Purchases

Amounts deducted and accumulated from participant compensation will be used to purchase Common Shares at the end of each offering period. Under the terms of the ESPP, with respect to participants in the 423 Plan, the purchase price of the shares shall not be less than 85.0% of the lower of the fair market value of a Common Share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by the Compensation Committee, the purchase price for each offering period shall be 90% of the fair market value of a Common Share on the purchase date.

On the offering date of each offering period, each participant in such offering period will be automatically granted an option to purchase the lesser of (a) that number of whole Common Shares determined by dividing the Dollar Limit (as defined below) by the fair market value of a Common Share on such offering date or (b) the Share Limit (as defined below). The Compensation Committee may, in its discretion and prior to the offering date of any offering period, (i) change the method of, or any of the foregoing factors in, determining the number of Common Shares subject to purchase rights to be granted on such offering date, or (ii) specify a maximum aggregate number of Common Shares that may be purchased by all participants in an offering or on any purchase date within an offering period. For the purposes of the ESPP, the “Dollar Limit” shall be determined by multiplying $2,083.33 by the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole dollar, and the “Share Limit” shall be determined by multiplying 200 shares by the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole share.

Notwithstanding any provision of the ESPP to the contrary, no participant (whether participating in the Section 423 Plan or the Non-423 Plan) shall be granted a purchase right which permits his or her right to purchase Common Shares under the ESPP to accrue at a rate which, when aggregated with such participant’s rights to purchase shares under all other employee stock purchase plans of a participating company intended to meet the requirements of Section 423 of the Code, exceeds $25,000 in fair market value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such purchase right is outstanding at any time. For purposes of the preceding sentence, the fair market value of Common Shares purchased during a given offering period shall be determined as of the offering date for such offering period.

If insufficient Common Shares remain available under the ESPP to permit all participants to purchase the number of Common Shares to which they would otherwise be entitled, the Compensation Committee will make a pro rata allocation of the available Common Shares in as uniform a manner as practicable and as the Company determines to be equitable. Any amounts withheld from participants' compensation in excess of the amounts used to purchase Common Shares will be refunded, without interest.

Transferability of ESPP Interest

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Change of Control

In the event of a "Change in Control" (as defined in the ESPP) of the Company, the acquiring or successor corporation may assume the Company’s rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Participant Withdrawal or Termination

A participant may withdraw from the ESPP by signing and delivering to the Company office or representative designated by the Company a written or electronic notice of withdrawal on a form provided by the Company for this purpose. Such withdrawal may be elected at any time prior to the end of an offering period; provided, however, that if a participant withdraws from the ESPP after a purchase date, the withdrawal shall not affect shares of common stock acquired by the participant on such purchase date. A participant who voluntarily withdraws from the ESPP is prohibited from resuming participation in the ESPP in the same offering from which he or she withdrew, but may participate in any subsequent offering by again satisfying the requirements of the ESPP. The Company may impose, from time to time, a requirement that the notice of withdrawal from the ESPP be on file with the Company office or representative designated by Company for a reasonable period prior to the effectiveness of the participant's withdrawal.

Upon a participant's voluntary withdrawal from the ESPP, the participant's accumulated ESPP account balance which has not been applied toward the purchase of Common Shares shall be refunded to the participant as soon as practicable after the withdrawal, without the payment of any interest, and the participant's interest in the ESPP and the offering shall terminate. Such amounts to be refunded may not be applied to any other offering under the ESPP.

Amendment or Termination of the ESPP

The Compensation Committee, as administrator of the ESPP, may at any time amend, suspend or terminate the ESPP, except that (a) no such amendment, suspension or termination shall affect purchase previously granted under the ESPP unless expressly provided by the Compensation Committee, and (b) no such amendment, suspension or termination may adversely affect a purchase right previously granted under the ESPP without the consent of the participant, except to the extent permitted by the ESPP or as may be necessary to qualify the ESPP as an employee stock purchase plan pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule. In addition, to the extent required under Section 423 of the Code (or other applicable law, regulation or rule), an amendment to the ESPP must be approved by the shareholders of the Company within 12 months of the adoption of such amendment if such amendment would authorize the sale of more Common Shares than are then authorized for issuance under the ESPP or would change the definition of the corporations that may be designated by the Compensation Committee as “Participating Companies” (as defined in the ESPP). Notwithstanding the foregoing, in the event that the Compensation Committee determines that continuation of the ESPP or an offering would result in unfavorable financial accounting consequences to the Company, the Compensation Committee may, in its discretion and without the consent of any participant, including with respect to an offering period then in progress: (i) terminate the ESPP or any offering period, (ii) accelerate the purchase date of any offering period, (iii) reduce the discount or the method of determining the purchase price in any offering period (e.g., by determining the purchase price solely on the basis of the "Fair Market Value" (as defined in the ESPP) on the purchase date), (iv) reduce the maximum number of Common Shares that may be purchased in any offering period, or (v) take any combination of the foregoing actions.

Repurchase of Common Shares

On May 31, 2019, the general meeting of shareholders of the Company granted to the Board, according to the conditions set forth in article 430-15 of Luxembourg Corporate Law, the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital for a net purchase price that is (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders.

As noted above, Common Shares issued under the ESPP may consist of Common Shares reacquired in open market purchases. The Company intends to adopt a 10b5-1 plan in furtherance of such share repurchases, within the parameters described in the preceding paragraph.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and  333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Company’s expectation that the ESPP may advance the interests of the Company and its shareholders by providing an incentive to attract, retain and reward eligible employees under the ESPP and by motivating such persons to contribute to the Company’s growth and profitability, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

The Company is filing under the cover of this Report on Form 6-K the following:

Exhibit 99.1	Globant S.A. 2021 Employee Stock Purchase Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
	Name:	Sol Mariel Noello
	Title:	General Counsel

Date: March 1, 2021

9